UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 2026

Commission File Number:  001-38723

Tiziana Life Sciences LTD

(Exact Name of Registrant as Specified in Its Charter)

9th Floor

107 Cheapside

London

EC2V 6DN

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On November 5, 2026, Tiziana Life Sciences LTD (the “Company”) issued this 6K announcing, that it will host a conference call and webcast with Key Opinion Leaders (KOLs) to discuss the positive topline results from its Phase 2a INFORM-MS trial of intranasal foralumab in non-active secondary progressive multiple sclerosis (na-SPMS). In this multi-center, randomized, double-blind, placebo-controlled Phase 2a trial, the 50μg dose of nasal foralumab delivered a clear and statistically significant immunomodulatory effect, producing a meaningful reduction in neuroinflammation as measured by TSPO PET imaging. Despite the short treatment duration of only 12 weeks, patients in both foralumab dose arms experienced clinically significant and statistically significant improvements in fatigue, a common and debilitating symptom of progressive MS. This exceeded the established threshold for clinical relevance and with greater improvements than placebo. These compelling dual outcomes in a population with no FDA-approved disease-modifying therapies represent a major step forward and support advancement to a pivotal trial.

The Announcement is furnished herewith as Exhibit 99.1 to this Report on Form 6-K. The information in the attached Exhibits 99.1 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liabilities of that Section. This report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (Reg. No. 333-286064) and Form S-8 (Reg. No. 333-293620).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIZIANA LIFE SCIENCES LTD

Date: November 5, 2026	By:	/s/ Keeren Shah
		Name:	Keeren Shah
		Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Tiziana Life Sciences LTD Press Release, dated November 5, 2026

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